March 4, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: eNucleus, Inc.
    Withdrawal of Registration Statement on Form SB-2
    File No. 333-101073, Filed on November 7, 2002

Dear Sir/Madam:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, we wish to respectfully request that the Registration Statement filed on November 7, 2002 by eNucleus, Inc. on Form SB-2 be withdrawn effective immediately.

The Registrants desire to withdraw the Registration Statement because the equity line of credit pursuant to which the securities were to have been issued has been terminated. No sales of securities were made in connection therewith.

Should you have any questions or require any additional information with respect to this request for withdrawal, please call Mr. John Paulsen at (708) 444-7300.


Very truly yours,

eNucleus, Inc.
(Registrant)

By:  /s/  John C. Paulsen
   -------------------------------
          John C. Paulsen
          Chairman of the Board,
          Chief Executive and
          Financial Officer